Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 29, 2021

Relating to Preliminary Prospectus Supplement dated March 29, 2021

Registration Statement No. 333-226983

Final Term Sheet

Dated March 29, 2021

Issuer:	Lowe’s Companies, Inc. (the “Company”)

Trade Date:	March 29, 2021

Settlement Date (T+2):	March 31, 2021

Ratings* (Moody’s/S&P):	Baa1 / BBB+

2.625% Notes due 2031

Aggregate Principal Amount

Offered:	$1,500,000,000

Maturity Date:	April 1, 2031

Coupon (Interest Rate):	2.625% per annum

Interest Payment Dates:	April 1 and October 1 of each year, beginning October 1, 2021

Benchmark Treasury:	UST 1.125% due February 15, 2031

Benchmark Treasury

Price / Yield:	94-18 / 1.726%

Spread to Benchmark

Treasury:	0.900% (90 basis points)

Yield to Maturity:	2.626%

Public Offering Price:	99.991% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$1,493,115,000

Make-Whole Call:	Prior to the date that is three months prior to the maturity date at T + 15 basis points

Par Call:	On or after three months prior to the maturity date

CUSIP / ISIN:	548661 EA1 / US548661EA10

3.500% Notes due 2051

Aggregate Principal Amount

Offered:	$500,000,000

Maturity Date:	April 1, 2051

Coupon (Interest Rate):	3.500% per annum

Interest Payment Dates:	April 1 and October 1 of each year, beginning October 1, 2021

Benchmark Treasury:	UST 1.625% due November 15, 2050

Benchmark Treasury

Price / Yield:	82-27 / 2.442%

Spread to Benchmark

Treasury:	1.070% (107 basis points)

Yield to Maturity:	3.512%

Public Offering Price:	99.778% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$494,515,000

Make-Whole Call:	Prior to the date that is six months prior to the maturity date at T + 20 basis points

Par Call:	On or after six months prior to the maturity date

CUSIP / ISIN:	548661 EB9 / US548661EB92

Joint Book Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC

Senior Co-Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
RBC Capital Markets, LLC

Co-Managers:	MUFG Securities Americas Inc.
Truist Securities, Inc.
BMO Capital Markets Corp.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533 or Mizuho Securities USA LLC at (866) 271-7403.